Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2023, an Increase to its Quarterly Dividend, and Replenishment of its 2023 Securities Repurchase Program
MONACO--(GLOBE NEWSWIRE - November 9, 2023) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and nine months ended September 30, 2023. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.35 per share.
Results for the three months ended September 30, 2023 and 2022
For the three months ended September 30, 2023, the Company had net income of $100.4 million, or $2.01 basic and $1.93 diluted earnings per share.
For the three months ended September 30, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $99.2 million, or $1.99 basic and $1.91 diluted earnings per share, which excludes from net income (i) a $6.0 million, or $0.12 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, and (ii) a $7.1 million, or $0.14 per basic and diluted share, gain on the sale of a vessel.
For the three months ended September 30, 2022, the Company had net income of $266.2 million, or $4.84 basic and $4.31 diluted earnings per share.
For the three months ended September 30, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $264.8 million, or $4.81 basic and $4.29 diluted earnings per share, which excludes from net income (i) a $2.7 million, or $0.05 per basic and $0.04 per diluted share, gain on the sale of a vessel, (ii) $1.4 million, or $0.03 per basic and $0.02 per diluted share, write-off or acceleration of the amortization of deferred financing fees on certain debt or lease financing obligations and related debt extinguishment costs, and (iii) $0.1 million, or $0.00 per basic and diluted share, gain recorded on the repurchase of the Company’s Convertible Notes Due 2025.
Results for the nine months ended September 30, 2023 and 2022
For the nine months ended September 30, 2023, the Company had net income of $426.0 million, or $8.00 basic and $7.68 diluted earnings per share.
For the nine months ended September 30, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $428.1 million, or $8.04 basic and $7.72 diluted earnings per share, which excludes from net income (i) a $9.3 million, or $0.17 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, and (ii) a $7.1 million, or $0.13 per basic and diluted share, gain on the sale of a vessel.
For the nine months ended September 30, 2022, the Company had net income of $372.8 million, or $6.74 basic and $6.07 diluted earnings per share.
For the nine months ended September 30, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $446.0 million, or $8.06 basic and $7.21 diluted earnings per share, which excludes from net income (i) a $66.5 million, or $1.20 per basic and $1.04 per diluted share, aggregate net loss on the sale of vessels, (ii) $7.1 million, or $0.13 per basic and $0.11 per diluted share, write-off or acceleration of the amortization of deferred financing fees on debt or lease financing obligations and related debt extinguishment costs, and (iii) $0.5 million, or $0.01 per basic and diluted share, gain recorded on the repurchases of the Company’s Convertible Notes due 2025.
Declaration of Dividend
On November 9, 2023, the Board of Directors declared a quarterly cash dividend of $0.35 per common share, with a payment date of December 15, 2023 to all shareholders of record as of November 30, 2023 (the record date). As of November 9, 2023, there were 53,107,765 common shares of the Company outstanding.

Summary of Third Quarter 2023 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the fourth quarter of 2023 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$40,000	2,550	50%	$30,750	910	100%
MR	$31,000	4,850	48%	$21,800	450	100%
Handymax	$30,000	1,250	47%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the third quarter of 2023:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$29,430	$31,089
MR	$29,181	$22,192
Handymax	$22,875	N/A
•On November 9, 2023, the Company’s Board of Directors replenished the 2023 Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company’s securities which, in addition to its common shares also consist of its Senior Unsecured Notes Due 2025 (NYSE: SBBA). This program resets the program that was previously replenished on May 31, 2023. There is $250 million available under the 2023 Securities Repurchase Program as of November 9, 2023.
•The Company recently entered into an agreement to sell the 2012 built MR product tanker, STI Amber, for a selling price of $33.7 million. As a result, the Company gave notice to exercise the purchase option on this vessel on the BCFL Lease Financing (MRs), which is expected to result in a lease liability repayment of $8.2 million. The sale of this vessel and the corresponding lease repayment are expected to close before the end of the fourth quarter of 2023.
•In October 2023, the Company gave notice to exercise the purchase options on 10 lease financed vessels consisting of (i) two Handymax vessels and four LR2 product tankers on the 2021 $146.3 Million Lease Financing (STI Rotherhithe, STI Hammersmith, STI Broadway, STI Connaught, STI Lauren and STI Winnie), and (ii) three MR product tankers and an LR2 product tanker on the 2021 AVIC Lease Financing (STI Soho, STI Osceola, STI Memphis and STI Lombard). These purchases are expected to take place in the fourth quarter of 2023 and first quarter of 2024 and the aggregate lease liability is expected to be $197.9 million at the date of purchase.
•In October 2023, the Company closed on the previously announced exercise of purchase options on eight lease financed vessels consisting of (i) five LR2 product tankers on the CSSC Lease Financing (STI Gauntlet, STI Gladiator, STI Goal, STI Gratitude and STI Guide), and (ii) an MR product tanker and two LR2 product tankers (STI Maximus, STI Lily and STI Lotus) on the IFRS 16 - Leases - $670.0 Million lease financing. The Company repaid the aggregate outstanding lease liability of $195.9 million as a result of these purchases.

•In July 2023, the Company executed its previously announced 2023 $1.0 Billion Credit Facility. In July and August 2023, the Company drew an aggregate of $576.4 million from this facility (split evenly between the term loan and the revolver) to finance 26 vessels. In September 2023, the Company repaid $288.2 million on the revolving portion of this credit facility, which may be re-borrowed in the future. In November 2023, the Company drew down $202.3 million from this facility (split evenly between the term loan and the revolver) and five LR2 product tankers (STI Lotus, STI Lily, STI Gladiator, STI Gratitude, and STI Goal) and three MR product tankers (STI Maximus, STI Leblon and STI Bosphorus) were placed as collateral under the facility.
•In September 2023, the Company executed its previously announced 2023 $94.0 Million Credit Facility. Upon execution of the credit facility, the Company drew down $43.8 million and two vessels (STI Marshall and STI Grace) were placed as collateral under the facility. In October 2023, the Company drew down $50.2 million and two vessels (STI Guide and STI Gauntlet) were placed as collateral under the facility.
•During the third quarter of 2023, the Company closed on the previously announced exercise of purchase options on eight MR product tankers (STI Mighty, STI Modest, STI Maestro, STI Maverick, STI Millennia, STI Miracle, STI Bosphorus and STI Leblon) and an LR2 product tanker (STI Supreme) which were financed on the IFRS 16 - Leases - $670.0 Million lease financing, 2020 CMBFL Lease Financing, and the Ocean Yield Lease Financing. These transactions resulted in an aggregate debt reduction of $207.9 million.
•During the third quarter of 2023, the Company completed the previously announced debt repayments for six vessels which were financed on the 2019 DNB / GIEK Credit Facility (STI Condotti and STI Sloane), 2020 $225.0 Million Credit Facility (STI Kingsway and STI Spiga) and Hamburg Commercial Credit Facility (STI Veneto and STI Poplar). These transactions resulted in an aggregate debt reduction of $101.3 million.
•During the third quarter of 2023, the Company gave notice to exercise the purchase options on nine vessels consisting of six MR product tankers (STI Galata, STI La Boca, STI Esles II, STI Donald C Trauscht, STI Jardins and STI San Telmo) and three LR2 product tankers (STI Stability, STI Solace and STI Solidarity). These vessels are currently financed on the 2020 SPDBFL Lease Financing, 2020 TSFL Lease Financing, and BCFL Lease Financing (LR2s) and the repurchases are expected to occur in the fourth quarter of 2023 and first quarter of 2024. This will result in a reduction of lease liabilities of $136.0 million in the fourth quarter of 2023 and $38.3 million in the first quarter of 2024.
•In July 2023, the Company sold the 2013 built MR product tanker, STI Ville, for $32.5 million. As the vessel was unencumbered, the Company made no debt repayments associated with this sale.
•Since July 1, 2023 and through the date of this press release, the Company has repurchased an aggregate of 1,889,643 of its common shares in the open market at an average price of $48.02 per share.
Securities Repurchase Program
From July 1, 2023 through September 30, 2023, the Company repurchased 1,648,355 of its common shares in the open market at an average price of $47.74 per share under the 2023 Securities Repurchase Program.
From October 1, 2023 through November 8, 2023, the Company repurchased 241,288 of its common shares in the open market at an average price of $49.88 per share under the 2023 Securities Repurchase Program.
On November 9, 2023, the Company’s Board of Directors replenished the 2023 Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company’s securities which, in addition to its common shares also consist of its Senior Unsecured Notes Due 2025 (NYSE: SBBA). This program resets the program that was previously replenished on May 31, 2023.
There is $250 million available under the 2023 Securities Repurchase Program as of November 9, 2023.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three and nine months ended September 30, 2023, the Company’s basic weighted average number of shares outstanding were 49,906,783 and 53,235,165 respectively. For the three and nine months ended September 30, 2023, the Company’s diluted weighted average number of shares outstanding were 51,943,617 and 55,482,321, respectively, which included the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan.

Conference Call
On Thursday November 9, 2023, the Company plans to issue its third quarter 2023 earnings press release in the morning (Eastern Daylight Time) and host a conference call at 9:00 AM Eastern Standard Time and 3:00 PM Central European Time.
Title: Scorpio Tankers Inc. Third Quarter 2023 Conference Call
Date: Thursday November 9, 2023
Time: 9:00 AM Eastern Standard Time and 3:00 PM Central European Time.
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/suwrc98n
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1 833-636-1321
International Dial-In Number: 1 412-902-4260
Please ask to join the Scorpio Tankers Inc call
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of November 8, 2023, the Company had $521.2 million in unrestricted cash and cash equivalents and $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility.
Debt
The following table sets forth the unscheduled debt and lease repayments that the Company has recently completed or are pending. This table excludes the September 2023 payment of $288.2 million into the revolving portion of the 2023 $1.0 Billion Credit facility, which can be re-drawn in the future.

Facility	Repayment date	Principal balance repaid (in millions)	Vessels
Unscheduled repayments made - Q3 2023
IFRS 16 - Leases - $670.0 Million	Jul-23	$143.6	STI Miracle*, STI Maestro*, STI Mighty*, STI Modest*, STI Maverick*, and STI Millennia*
Ocean Yield Lease Financing	Aug-23	27.8	STI Supreme*
2019 DNB / GIEK Credit Facility	Aug-23	34.8	STI Condotti* and STI Sloane*
2020 $225.0 Million Credit Facility	Aug-23	35.2	STI Spiga* and STI Kingsway*
2020 CMBFL Lease Financing	Sep-23	36.5	STI Leblon* and STI Bosphorus*
Hamburg Commercial Credit Facility	Sep-23	31.3	STI Veneto and STI Poplar
Total unscheduled repayments - Q3 2023		$309.2

Unscheduled repayments made - Q4 2023
CSSC Lease Financing	Oct-23	110.4	STI Gladiator*, STI Goal*, STI Gratitude*, STI Guide** and STI Gauntlet**
IFRS 16 - Leases - $670.0 Million	Oct-23	85.5	STI Maximus*, STI Lily* and STI Lotus*
Total unscheduled repayments - October 1 through November 8, 2023		$195.9

Purchase option notices issued, repayment pending
BCFL Lease Financing (MRs)	Nov-23	8.2	STI Amber***
2020 TSFL Lease Financing	Nov-23	38.1	STI Galata and STI La Boca
2020 SPDBFL Lease Financing	Nov-23	39.5	STI Donald C Trauscht* and STI Esles II*
BCFL Lease Financing (LR2s)	Dec-23	58.4	STI Stability*, STI Solace* and STI Solidarity*
2021 $146.3 Million Lease Financing	Dec-23	120.5	STI Rotherhithe, STI Hammersmith, STI Broadway, STI Connaught, STI Lauren and STI Winnie
2020 SPDBFL Lease Financing	Jan-24	38.3	STI Jardins* and STI San Telmo*
2021 AVIC Lease Financing	Jan-24	77.4	STI Soho*, STI Osceola*, STI Memphis and STI Lombard
Total repayments pending		$380.4

* Vessel subsequently collateralized or is expected to be collateralized on the 2023 $1.0 Billion Credit Facility
** Vessel subsequently collateralized on the 2023 $94.0 Million Credit Facility
*** Vessel expected to be sold in Q4 2023

Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of June 30, 2023	Outstanding Principal as of September 30, 2023	Outstanding Principal as of November 8, 2023
1	Hamburg Commercial Credit Facility (1)	$32,086	$—	$—
2	Prudential Credit Facility	36,513	35,126	34,202
3	2019 DNB / GIEK Credit Facility (1)	34,781	—	—
4	BNPP Sinosure Credit Facility	75,121	75,121	69,667
5	2020 $225.0 Million Credit Facility (1)	35,198	—	—
6	2023 $225.0 Million Credit Facility	216,525	208,050	199,575
7	2023 $49.1 Million Credit Facility	47,934	46,780	46,780
8	2023 $117.4 Million Credit Facility	117,394	113,142	113,142
9	2023 $1.0 Billion Credit Facility (2)	—	269,344	471,644
10	2023 $94.0 Million Credit Facility (3)	—	43,750	94,000
11	Ocean Yield Lease Financing (1)	54,895	26,141	25,883
12	BCFL Lease Financing (LR2s) (1)	62,837	60,157	59,269
13	CSSC Lease Financing (1)	113,994	110,353	—
14	BCFL Lease Financing (MRs) (1)	45,040	40,820	39,492
15	2020 CMBFL Lease Financing (1)	36,468	—	—
16	2020 TSFL Lease Financing (1)	38,947	38,117	38,117
17	2020 SPDBFL Lease Financing (1)	80,264	78,640	78,640
18	2021 AVIC Lease Financing (1)	81,009	79,196	79,196
19	2021 CMBFL Lease Financing	64,785	63,155	62,750
20	2021 TSFL Lease Financing	47,807	46,712	46,712
21	2021 $146.3 Million Lease Financing (1)	127,110	123,815	120,520
22	2021 Ocean Yield Lease Financing	61,032	59,557	59,060
23	2022 AVIC Lease Financing	109,220	106,927	106,927
24	IFRS 16 - Leases - 3 MR	16,904	14,713	13,993
25	IFRS 16 - Leases - $670.0 Million (1)	231,015	85,508	—
26	Unsecured Senior Notes Due 2025	70,571	70,571	70,571
	Gross debt outstanding	1,837,450	1,795,695	1,830,140
	Cash and cash equivalents	313,923	364,908	521,176
	Net debt	$1,523,527	$1,430,787	$1,308,964
(1)    Refer to the preceding table for a description of unscheduled payment activity that has recently occurred or is expected to occur.

(2)    The 2023 $1.0 Billion Credit Facility was executed in July 2023. In July and August 2023, the Company drew an aggregate of $576.4 million from this facility (split evenly between the term loan and the revolver) and 26 of the Company's vessels (17 MRs and nine LR2s) were placed as collateral under the facility. In September 2023, the Company repaid $288.2 million on the revolving portion of this credit facility, which may be re-borrowed in the future. In November 2023, the Company drew down $202.3 million from this facility (split evenly between the term loan and the revolver) and eight of the Company's vessels (three MRs and five LR2s) were placed as collateral under the facility. This facility has a final maturity of June 30, 2028, bears interest at SOFR plus a margin of 1.95% per annum and is expected to be repaid in quarterly installments with a balloon payment due at the maturity date, where the term loan portion for each vessel shall be repaid in full prior to the reduction of the revolving loan for each vessel. The amounts drawn thus far, and the currently available $288.2 million under the revolving portion of the facility, are scheduled to be repaid and/or permanently reduced in aggregate amounts of $24.7 million per quarter through June 30, 2025 and gradually decreasing from $18.1 million to $16.2 million per quarter in years three through five of the loan, with a balloon payment due at the maturity date. The remaining terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. The Company expects to draw $37.7 million under this facility before the end of the fourth quarter of 2023, and the remaining $183.6 million within the first quarter of 2024.
(3)    In September 2023, the Company executed its previously announced 2023 $94.0 Million Credit Facility. Upon execution of the credit facility, the Company drew $43.8 million and two vessels (one MR and one LR2) were placed as collateral under the facility. In October 2023, the Company drew $50.2 million and two vessels (two LR2s) were placed as collateral under the facility. Each tranche of the facility has a final maturity five years from the respective drawdown date and bears interest at SOFR plus a margin of 1.70% per annum. The facility is scheduled to be repaid in aggregate repayments of $2.4 million per quarter with a balloon payment due maturity.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of September 30, 2023, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements, Senior Notes Due 2025, and lease liabilities under IFRS 16 (which also include actual scheduled payments made from October 1, 2023 through November 8, 2023):

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - announced vessel purchases and maturities in 2023 and 2024	Vessel financings - scheduled repayments, in addition to maturities in 2025 and thereafter	Total (1)	Repayments of new borrowings after September 30, 2023 (5)	Pro forma, including new borrowing
October 1, 2023 to November 8, 2023 (2)	$—	$195.9	$22.2	$218.1	$—	$218.1
Remaining Q4 2023 (2)	—	264.7	39.1	303.8	5.9	309.7
Q1 2024 (2)	—	115.7	47.7	163.4	7.2	170.6
Q2 2024	—	—	53.2	53.2	7.2	60.4
Q3 2024 (3)	—	15.0	47.8	62.8	7.2	70.0
Q4 2024 (4)	—	5.2	50.2	55.4	7.2	62.6
2025 and thereafter	70.6	—	868.4	939.0	217.8	1,156.8
	$70.6	$596.5	$1,128.6	$1,795.7	$252.5	$2,048.2
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of September 30, 2023.
(2)    Includes the unscheduled payment activity that has recently occurred or is expected to occur as described in the preceding section describing unscheduled debt and lease repayments.
(3)    Includes the repayment of $15.0 million, inclusive of the scheduled purchase options, on three MR product tankers (STI Topaz, STI Ruby, and STI Garnet), which are currently financed under the BCFL Lease Financing (MRs).
(4)    Includes the repayment of $5.2 million, inclusive of the scheduled purchase option, on an MR product tanker (STI Onyx), which is currently financed under the BCFL Lease Financing (MRs).
(5)    Reflects the scheduled repayments on the amounts borrowed in October and November 2023 on the 2023 $94.0 Million Credit Facility and 2023 $1.0 Billion Credit Facility of $52.0 million and $202.3 million, respectively.

Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system ("BWTS") activity that occurred during the third quarter of 2023 and the estimated expected payments to be made, and off-hire days that are expected to be incurred, for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2023 and 2024:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate offhire days (2)	LR2s	MRs	Handymax
Q3 2023 - actual(a)	3.6	28	0	1	0
Q4 2023 - estimated(b)	7.6	125	3	2	0
Q1 2024 - estimated(c)	16.1	180	1	6	0
Q2 2024 - estimated(d)	18.2	335	0	11	3
Q3 2024 - estimated(e)	23.1	500	4	13	4
Q4 2024 - estimated	20.7	400	4	9	7
(1)    These costs include estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Represents the total estimated off-hire days during the period, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(a)    Includes one BWTS installation.
(b)    Includes one BWTS installation.
(c)    Includes two scrubber installations.
(d)    Includes four scrubber installations.
(e)     Includes five scrubber installations.
Explanation of Variances on the Third Quarter of 2023 Financial Results Compared to the Third Quarter of 2022
For the three months ended September 30, 2023, the Company recorded net income of $100.4 million compared to net income of $266.2 million for the three months ended September 30, 2022. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended September 30, 2023, and 2022:

	For the three months ended September 30,
In thousands of U.S. dollars	2023	2022
Vessel revenue	$291,179	$489,996
Voyage expenses	(1,985)	(33,721)
TCE revenue	$289,194	$456,275

•TCE revenue for the three months ended September 30, 2023, decreased by $167.1 million to $289.2 million, from $456.3 million for the three months ended September 30, 2022. Overall average TCE revenue per day decreased to $28,313 per day during the three months ended September 30, 2023, from $44,222 per day during the three months ended September 30, 2022. The average number of vessels was 112.1 during the three months ended September 30, 2023 as compared to 113.5 during the three months ended September 30, 2022.
◦TCE revenue for the three months ended September 30, 2023 remained strong despite a decline in daily TCE rates when compared to the same period in the prior year. The third quarter of 2022 reflected several key events and market conditions (discussed below), leading to a counter-seasonal spike in daily TCE rates. The third quarter of 2023 reflected a more normalized seasonal pattern whereby the beginning of the quarter was impacted by extended refinery maintenance, lower refining margins and a reduction in arbitrage opportunities, which all led to reduced refinery throughput and decreased volumes from major export regions. These conditions improved later in the quarter and daily TCE rates strengthened. As such, on a seasonally adjusted basis, demand for the Company's vessels remained strong during the third quarter of 2023 supported by growing underlying consumption for refined petroleum products against the backdrop of low inventory levels and a modest newbuilding orderbook (with a dearth of deliveries expected in the next two years).
◦TCE revenue for the three months ended September 30, 2022 reflected the continued momentum in the product tanker market that began in the first quarter of 2022. Initially, the easing of COVID-19 restrictions around the globe resulted in increased personal mobility which served as a catalyst for underlying demand for refined petroleum products. This buoyant demand, combined with low global refined petroleum product inventories and strong refining margins, incentivized refiners to increase and maintain high utilization levels which drove substantial increases in refined petroleum product export volumes throughout the world. Lastly, the volatility brought on by the conflict in Ukraine significantly disrupted supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for the seaborne transportation of refined petroleum products.
The Company also had an increased number of vessels operating outside of the Scorpio pools during the three months ended September 30, 2022, which led to an increase in voyage revenue and voyage expenses for that period.
•Vessel operating costs for the three months ended September 30, 2023 increased by $3.3 million to $79.1 million, from $75.8 million for the three months ended September 30, 2022. Vessel operating costs per vessel per day increased to $7,669 per day for the three months ended September 30, 2023 from $7,256 per day for the three months ended September 30, 2022. General inflationary pressures were the main drivers behind the increase, with certain crewing, spares and stores, and freight and forwarding expenses being the most impacted.
•Depreciation expense – owned or sale leaseback vessels for the three months ended September 30, 2023 increased by $5.6 million to $47.0 million, from $41.4 million for the three months ended September 30, 2022. This increase was attributable to the exercise of purchase options on six lease financed vessels during the third quarter of 2023 that were previously accounted for as IFRS 16 - Leases. The carrying value of these vessels was reclassified to Vessels from Right of Use Assets on the Company's balance sheet on the date of purchase. Depreciation expense going forward from the date of repurchase will be recorded as a part of owned vessels and will not change significantly.
•Depreciation expense - right of use assets for the three months ended September 30, 2023 decreased by $5.4 million to $4.1 million from $9.6 million for the three months ended September 30, 2022. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. This decrease was attributable to the exercise of purchase options on six lease financed vessels during the third quarter of 2023 that were previously accounted for as IFRS 16 - Leases. The carrying value of these vessels was reclassified to Vessels from Right of Use Assets on the Company's balance sheet on the date of purchase. Depreciation expense going forward from the date of repurchase will be recorded as part of owned vessels.
•General and administrative expenses for the three months ended September 30, 2023, decreased by $1.8 million to $24.6 million, from $26.5 million for the three months ended September 30, 2022. This decrease was primarily due to an aggregate decrease in compensation related costs. General and administrative expenses for the fourth quarter of 2023 are expected to reflect a one-time non-cash charge of approximately $8.5 million for the acceleration of restricted stock amortization which was triggered by the departure of the Company’s former CFO in October 2023. Excluding any future grants, this acceleration will reduce restricted stock amortization in subsequent periods gradually over the remaining vesting period (through 2027).

•Financial expenses for the three months ended September 30, 2023 increased by $7.4 million to $49.7 million, from $42.3 million for the three months ended September 30, 2022. This increase was primarily attributable to increases in benchmark rates, primarily SOFR. This increase was partially offset by the overall reduction in the Company's average indebtedness to $2.0 billion from $2.6 billion during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022. In addition to regularly scheduled repayments, the Company exercised purchase options or made unscheduled repayments of debt of $1.2 billion since October 1, 2022 and settled $205.1 million of debt through the conversion of the Convertible Notes Due 2025 into common shares in December 2022. These debt settlements were partially offset by $1.0 billion of drawdowns under new credit facilities during that same period.
Additionally, the Company recorded $6.0 million of debt extinguishment related costs during the three months ended September 30, 2023, as compared to $1.4 million during the three months ended September 30, 2022. There was no accretion on the Convertible Notes Due 2025 during the three months ended September 30, 2023 given their conversion in December 2022, as compared to accretion of $3.1 million during the three months ended September 30, 2022.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2023	2022	2023	2022
Revenue
Vessel revenue	$291,179	$489,996	$1,004,909	$1,069,116

Operating expenses
Vessel operating costs	(79,113)	(75,801)	(231,645)	(237,556)
Voyage expenses	(1,985)	(33,721)	(10,998)	(59,229)
Depreciation - owned or sale leaseback vessels	(47,016)	(41,422)	(129,704)	(126,581)
Depreciation - right of use assets	(4,136)	(9,567)	(22,139)	(29,055)
General and administrative expenses	(24,647)	(26,490)	(74,127)	(61,747)
Gain (loss) on sales of vessels	7,127	2,732	7,127	(66,486)
Total operating expenses	(149,770)	(184,269)	(461,486)	(580,654)
Operating income	141,409	305,727	543,423	488,462
Other (expenses) and income, net
Financial expenses	(49,698)	(42,302)	(136,950)	(121,012)
Financial income	6,071	2,183	14,615	3,207
Other income, net	2,586	557	4,920	2,191
Total other expense, net	(41,041)	(39,562)	(117,415)	(115,614)
Net income	$100,368	$266,165	$426,008	$372,848

Earnings per share

Basic	$2.01	$4.84	$8.00	$6.74
Diluted	$1.93	$4.31	$7.68	$6.07
Basic weighted average shares outstanding	49,906,783	55,003,149	53,235,165	55,334,147
Diluted weighted average shares outstanding (1)	51,943,617	62,820,207	55,482,321	64,172,301

(1) The computation of diluted earnings per share for the three months ended September 30, 2023 includes the effect of potentially dilutive unvested shares of restricted stock. The computation of diluted earnings per share for the three and nine months ended September 30, 2022 includes the effect of potentially dilutive unvested shares of restricted stock and the effect of the Convertible Notes Due 2022 and Convertible Notes Due 2025 under the if-converted method.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$364,908	$376,870
Accounts receivable	192,547	276,700
Prepaid expenses and other current assets	19,373	18,159
Inventories	8,482	15,620
Total current assets	585,310	687,349
Non-current assets
Vessels and drydock	3,478,195	3,089,254
Right of use assets for vessels	142,508	689,826
Other assets	94,442	83,754
Goodwill	8,197	8,197
Restricted cash	783	783
Total non-current assets	3,724,125	3,871,814
Total assets	$4,309,435	$4,559,163
Current liabilities
Current portion of long-term debt	$147,526	$31,504
Lease liability - sale and leaseback vessels	369,019	269,145
Lease liability - IFRS 16	95,171	52,346
Accounts payable	21,492	28,748
Accrued expenses and other liabilities	73,163	91,508
Total current liabilities	706,371	473,251
Non-current liabilities
Long-term debt	694,026	264,106
Lease liability - sale and leaseback vessels	454,450	871,469
Lease liability - IFRS 16	5,676	443,529
Other long-term liabilities	3,974	—
Total non-current liabilities	1,158,126	1,579,104
Total liabilities	1,864,497	2,052,355
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	745	727
Additional paid-in capital	3,078,552	3,049,732
Treasury shares	(1,119,190)	(641,545)
Retained earnings	484,831	97,894
Total shareholders' equity	2,444,938	2,506,808
Total liabilities and shareholders' equity	$4,309,435	$4,559,163

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2023	2022
Operating activities
Net income	$426,008	$372,848
Depreciation - owned or sale leaseback vessels	129,704	126,581
Depreciation - right of use assets	22,139	29,055
Amortization of restricted stock	28,838	16,148
Amortization of deferred financing fees	4,491	5,039
Non-cash debt extinguishment costs	6,126	5,506
Accretion of convertible notes	—	10,858
Net (gain) / loss on sales of vessels	(7,127)	66,486
Accretion of fair value measurement on debt assumed in business combinations	956	1,756
Gain on Convertible Notes transactions	—	(481)
Share of income from dual fuel tanker joint venture	(4,940)	(695)
	606,195	633,101
Changes in assets and liabilities:
Decrease / (increase) in inventories	6,640	(7,183)
Decrease / (increase) in accounts receivable	84,153	(208,941)
Increase in prepaid expenses and other current assets	(1,214)	(13,232)
Decrease in other assets	2,549	16,705
Decrease in accounts payable	(5,658)	(12,975)
(Decrease) / increase in accrued expenses	(12,998)	45,513
	73,472	(180,113)
Net cash inflow from operating activities	679,667	452,988
Investing activities
Net proceeds from sales of vessels	32,186	607,894
Distributions from dual fuel tanker joint venture	1,489	493
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(17,101)	(26,418)
Net cash inflow from investing activities	16,574	581,969
Financing activities
Debt repayments	(774,892)	(670,108)
Issuance of debt	1,011,632	122,638
Debt issuance costs	(28,742)	(1,701)
Principal repayments on lease liability - IFRS 16	(399,485)	(66,030)
Repurchase / repayment of convertible notes	—	(83,968)
Decrease in restricted cash	—	4,008
Dividends paid	(39,072)	(17,683)
Repurchase of common stock	(477,644)	(84,893)
Net cash outflow from financing activities	(708,203)	(797,737)
(Decrease) / increase in cash and cash equivalents	(11,962)	237,220
Cash and cash equivalents at January 1,	376,870	230,415
Cash and cash equivalents at September 30,	$364,908	$467,635

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the nine months ended September 30, 2023 and 2022
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$200,284	$360,013	$721,897	$728,923

Average Daily Results
Fleet
TCE per revenue day (2)	$28,313	$44,222	$32,631	$31,485
Vessel operating costs per day (3)	$7,669	$7,256	$7,529	$7,199
Average number of vessels	112.1	113.5	112.7	120.9

LR2
TCE per revenue day (2)	$29,856	$48,152	$37,509	$32,812
Vessel operating costs per day (3)	$8,129	$7,349	$7,901	$7,288
Average number of vessels	39.0	39.4	39.0	41.1

LR1
TCE per revenue day (2)	N/A	N/A	N/A	$13,724
Vessel operating costs per day (3)	N/A	N/A	N/A	$7,429
Average number of vessels	N/A	N/A	N/A	4.4

MR
TCE per revenue day (2)	$28,587	$41,143	$30,218	$30,694
Vessel operating costs per day (3)	$7,393	$7,258	$7,356	$7,197
Average number of vessels	59.1	60.1	59.7	61.3

Handymax
TCE per revenue day (2)	$22,875	$46,231	$29,292	$34,934
Vessel operating costs per day (3)	$7,568	$6,835	$7,246	$6,873
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$3,556	$3,639	$17,101	$26,418

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of November 8, 2023

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2) (4)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Duchessa	2014	49,990	—	Time Charter (5)	MR	Not Yet Installed
21	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
23	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
24	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
30	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Memphis	2014	49,990	—	Time Charter (6)	MR	Yes
37	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
38	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
45	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
47	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
48	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
50	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
51	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
52	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
53	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
54	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
55	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
58	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Magnetic	2019	50,000	—	Time Charter (7)	MR	Yes
61	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Marshall	2019	50,000	—	Time Charter (8)	MR	Yes
65	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Miracle	2020	50,000	—	Time Charter (9)	MR	Yes
68	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
69	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
72	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Alexis	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Connaught	2015	109,999	—	Time Charter (10)	LR2	Yes
85	STI Spiga	2015	109,999	—	SLR2P (3)	LR2	Yes
86	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Lombard	2015	109,999	—	Time Charter (11)	LR2	Yes
89	STI Grace	2016	109,999	—	Time Charter (12)	LR2	Yes
90	STI Jermyn	2016	109,999	—	Time Charter (13)	LR2	Yes
91	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
92	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
98	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Guard	2016	113,000	—	Time Charter (14)	LR2	Yes
100	STI Guide	2016	113,000	—	Time Charter (15)	LR2	Yes
101	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
102	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Gauntlet	2017	113,000	—	Time Charter (16)	LR2	Yes
104	STI Gladiator	2017	113,000	—	Time Charter (15)	LR2	Yes
105	STI Gratitude	2017	113,000	—	Time Charter (17)	LR2	Yes
106	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
107	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lavender	2019	110,000	—	Time Charter (18)	LR2	Yes
110	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
111	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
112	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

	Total Fleet DWT		7,802,192

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	The Company has entered into an agreement to sell this vessel which is expected to close before the end of the fourth quarter of 2023.
(5)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(6)
This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(7)
This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(8)
This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(9)
This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(10)
In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.

(11)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(12)
This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.

(13)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(14)
This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.

(15)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(16)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(17)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(18)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2022 and 2023 were as follows:

Date paid	Dividend per common share
March 2022	$0.10
June 2022	$0.10
September 2022	$0.10
December 2022	$0.10
March 2023	$0.20
June 2023	$0.25
September 2023	$0.25

On November 9, 2023, the Board of Directors declared a quarterly cash dividend of $0.35 per common share, with a payment date of December 15, 2023 to all shareholders of record as of November 30, 2023 (the record date). As of November 9, 2023, there were 53,107,765 common shares of the Company outstanding.
Conflict in Ukraine
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, the United Kingdom, and the European Union countries, among other countries and jurisdictions, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 112 product tankers (39 LR2 tankers, 59 MR tankers and 14 Handymax tankers) with an average age of 7.8 years. The Company has entered into an agreement to sell one of its MR tankers within the fourth quarter of 2023. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Third Quarter of 2023 Financial Results Compared to the Third Quarter of 2022". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended September 30, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$100,368	$2.01	$1.93
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	5,999	0.12	0.12
Gain on sales of vessels	(7,127)	(0.14)	(0.14)
Adjusted net income	$99,240	$1.99	$1.91

	For the three months ended September 30, 2022
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$266,165	$4.84		$4.31
Adjustments:
Net gain on sales of vessels	(2,732)	$(0.05)		$(0.04)
Write-offs of deferred financing fees and debt extinguishment costs	1,443	$0.03		$0.02
Gain on repurchase of Convertible Notes	(69)	$—		$—
Adjusted net income	$264,807	$4.81	(1)	$4.29

(1) Summation difference due to rounding

	For the nine months ended September 30, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$426,008	$8.00	$7.68
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	9,253	0.17	0.17
Gain on sales of vessels	(7,127)	(0.13)	(0.13)
Adjusted net income	$428,134	$8.04	$7.72

	For the nine months ended September 30, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$372,848	$6.74	$6.07
Adjustments:
Net loss on sales of vessels	66,486	$1.20	$1.04
Write-offs of deferred financing fees and debt extinguishment costs	7,144	$0.13	$0.11
Gain on repurchase of Convertible Notes	$(481)	$(0.01)	$(0.01)
Adjusted net income	$445,997	$8.06	$7.21

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2023	2022	2023	2022
Net Income	$100,368	$266,165	$426,008	$372,848
Financial expenses	49,698	42,302	136,950	121,012
Financial income	(6,071)	(2,183)	(14,615)	(3,207)
Depreciation - owned or lease financed vessels	47,016	41,422	129,704	126,581
Depreciation - right of use assets	4,136	9,567	22,139	29,055
Amortization of restricted stock	12,264	5,472	28,838	16,148
Net (gain) / loss on sales of vessels	(7,127)	(2,732)	(7,127)	66,486
Adjusted EBITDA	$200,284	$360,013	$721,897	$728,923

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemic and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict in Israel and Gaza, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com